
02036375

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K


RECD S.E.C.
JUN - 6 2002
1086

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR


PROCESSED
JUN 1 8 2002
THOMSON
FINANCIAL

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period ____ to ____

Commission file number 333-68268

A. Full title of Plan and the address of the plan, if different from that of the issuer named below:

ABBOTT LABORATORIES 401(K) PLAN

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

ABBOTT LABORATORIES
100 Abbott Park Road
Abbott Park, Illinois 60064-6049


ANDERSEN

Abbott Laboratories
401(k) Plan

Financial Statements and Schedule
As of December 31, 2001
Together With Auditors' Report

Employer Identification Number 36-0698440
Plan Number 007


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Abbott Laboratories
401(k) Plan Committee:

We have audited the accompanying statement of net assets available for benefits of **ABBOTT LABORATORIES 401(k) PLAN** as of December 31, 2001, and the related statement of changes in net assets available for benefits for the period from inception (March 2, 2001) through December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the period from inception (March 2, 2001) through December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Chicago, Illinois
May 31, 2002

ABBOTT LABORATORIES
401(k) PLAN

FINANCIAL STATEMENTS AND SCHEDULE

December 31, 2001

(Employer Identification Number 36-0698440, Plan Number 007)

TABLE OF CONTENTS

ABBOTT LABORATORIES
401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2001

(Dollars in thousands)

(Employer Identification Number 36-0698440, Plan Number 007)

ASSETS:	
Cash	$ 15
Investments	34,508
Due from brokers	8
Total assets	34,531
LIABILITIES--other	28
NET ASSETS AVAILABLE FOR BENEFITS	$34,503

The accompanying notes are an integral part of this statement.

ABBOTT LABORATORIES
401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Period from Inception (March 2, 2001) through December 31, 2001

(Dollars in thousands)

(Employer Identification Number 36-0698440, Plan Number 007

CONTRIBUTIONS:	
Employer	$ 2,778
Rollovers	27,552
Participant	6,568
Total contributions	36,898
INVESTMENT INCOME (LOSS):	
Net depreciation in fair value of investments	(2,067)
Interest and dividend income	813
Total investment loss	(1,254)
BENEFITS PAID	(1,137)
OTHER EXPENSE	(4)
Net increase	34,503
NET ASSETS AVAILABLE FOR BENEFITS, beginning of period	-
NET ASSETS AVAILABLE FOR BENEFITS, end of period	$34,503

The accompanying notes are an integral part of this statement.

ABBOTT LABORATORIES
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

December 31, 2001

1. DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan was incepted March 2, 2001, and amended March 19, 2001, whereby employees of Abbott Laboratories ("Abbott"), Abbott Bioresearch Center, Inc. (formerly known as BASF Bioresearch Corporation) (the "Company"), and the Company's participating subsidiaries and affiliates may, after meeting certain employment requirements, voluntarily participate in the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories 401(k) Trust (the "Trust"). Putnam Fiduciary Trust Company serves as trustee of the Plan. Three Abbott officers serve as co-trustees of the Plan.

Participants may elect to make contributions up to 18%, combined pretax and after-tax, as applicable, of a participant's eligible earnings, as defined in the Plan document. The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the Internal Revenue Code (the "IRC"). All employees are eligible to make contributions beginning on their date of hire. Participants are immediately vested in their contributions.

The Company makes a 100% matching contribution of the sum of the participant's pretax and aftertax contributions for the plan year up to a maximum of 4% of a participant's eligible earnings. The Company may also make discretionary employer contributions. There were no discretionary employer contributions for the year ended December 31, 2001. Employer contributions vest immediately.

Investment Options

The Plan offers seven investment options: Abbott common stock, Putnam Stable Value Fund, Putnam Voyager Fund, Putnam Fund for Growth and Income, George Putnam Fund of Boston, Putnam International Growth Fund, and Putnam S&P 500 Index Fund. Employer contributions are invested in Abbott common stock at the time of contribution. However, participants may reallocate all or any portion of their accounts at any time amongst the investment options.

Participant contributions may be invested in any or all of the investment options.

Distributions

Upon retirement, termination, or death, participants or their beneficiaries receive a distribution in cash or Abbott common shares, or direct rollovers as applicable. Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made before the April 1 following the year the participant reaches age 70-1/2 or upon death, if earlier. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Participants with over five years of credited service are permitted to withdraw their after-tax contributions in shares or in cash, subject to certain limitations.

Loans to Participants

Participants may convert their pretax accounts to one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended beyond five years. Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees terminating employment with Abbott during the repayment period, the balance of the outstanding loan will be netted from their Plan distribution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Except for the Putnam Stable Value Fund, Plan investments are stated at fair value as determined by quoted market prices. Participant loans are valued at cost which approximates fair value.

The Putnam Stable Value Fund is a collective trust fund which invests primarily in guaranteed investment contracts. The fund is valued at contract value because it is fully benefit responsive. The fund is credited with earnings on underlying investments (principally insurance contracts) and charged for Plan withdrawals and administrative expenses. The average yield and crediting interest rates of the underlying investment contracts were approximately 6% for 2001. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The Plan's interest in the estimated fair value of the underlying fund assets approximates contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Administrative Expenses

Putnam Investments is the Plan administrator. Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott stock. Mutual fund investment fees are charged against the net assets of the respective fund. Other recordkeeping and certain Putnam administration fees are paid by the Company.

Payment of Benefits

Benefits are recorded when paid.

3. INVESTMENTS

Other than Abbott common stock, the investments that represent 5% or more of the Plan's net assets at December 31, 2001, are as follows (dollars in thousands):

Putnam Voyager Fund	$6,720
Putnam Fund for Growth & Income	3,224
George Putnam Fund of Boston	1,998
Putnam International Growth Fund	2,238
Putnam S&P 500 Index Fund	4,439
Putnam Stable Value Fund	8,740

A summary of Abbott common share data as of December 31, 2001, is presented below:

Abbott common stock, 104,894 shares, respectively (dollars in thousands)	$5,848
Market value per share	$55.75

Distributions of Abbott common shares, and conversions of participants' common share account balances to participant loans or other investment options, are recorded at fair market value.

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows (dollars in thousands):

	Appreciation (Depreciation)
Mutual funds	$(2,171)
Collective trust fund	(364)
Common stock	468
	$(2,067)

In general, the investments provided by the Plan are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

4. RELATED-PARTY TRANSACTIONS

Certain Plan assets are invested in investments managed by Putnam; therefore, these transactions qualify as party in interest. A significant portion of the Plan's assets is invested in Abbott common stock.

5. PLAN TERMINATION

The Plan may be terminated, at any time, by Abbott upon written notice to the Trustee and shall be terminated if Abbott completely discontinues its contributions under the Plan. All participants' account balances are fully vested. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

6. TAX STATUS

The Plan has not yet received a determination letter from the Internal Revenue Service. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

7. SUBSEQUENT EVENT

The Company intends to merge the Plan with the Abbott Laboratories Stock Retirement Plan during June, 2002.

ABBOTT LABORATORIES
401(k) PLAN

SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2001

(Dollars in thousands)

(Employer Identification Number 36-0698440, Plan Number 007)

Identity of Party Involved/ Description of Asset	Cost (a)	Current Value
*Abbott Laboratories, common shares, 104,894 shares		$ 5,848
*Putnam-		
Mutual funds-		
Putnam Voyager Fund, Class Y shares; 378,142		6,720
Putnam Fund for Growth & Income, Class Y shares; 181,533		3,224
George Putnam Fund of Boston, Class Y shares; 118,983		1,998
Putnam International Growth Fund, Class Y shares; 112,203		2,238
Collective trust funds-		
Putnam S&P 500 Index Fund, Class Y shares; 159,396		4,439
Putnam Stable Value Fund, Class Y shares; 8,467,681		8,470
*Loans to participants, 4.75% to 9.50%		1,571
		$34,508

*Represents a party in interest.

(a) Cost information omitted for investments that are fully participant directed.

The accompanying notes are an integral part of this schedule.

EXHIBITS

24	Consent of Independent Public Accountants
99.1	Representation to Issuer

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Abbott Laboratories 401(k) Plan

Date: June 5, 2002

By: 

Greg W. Linder
Member of the Employee Benefit Board of Review and Vice President and Controller


ANDERSEN

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report included in this Form 11-K, into Abbott Laboratories' previously filed S-8 Registration Statement for the Abbott Laboratories 401(k) Plan (Number 333-68268).

Arthur Andersen LLP

Chicago, Illinois
May 31, 2002

EXHIBIT 99.1

June 5, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Arthur Andersen LLP ("Arthur Andersen") has represented to Abbott Laboratories that the audit completed for the Abbott Laboratories 401(k) Plan for the year ending December 31, 2001 was subject to Arthur Andersen's quality control system for the United States accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation.

Very truly yours,



Greg W. Linder
Vice President and Controller, Abbott Laboratories